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                                       Registration No. 811-05906
As  filed with the Securities and  Exchange Commission on October
2, 1995

                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           FORM N-8A/A

                          AMENDMENT TO
   NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
              OF THE INVESTMENT COMPANY ACT OF 1940



     The undersigned investment company hereby amends its notice to the Securities and Exchange Commission of its registration under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such amendment of its notice of registration submits the following information:


                    VARIABLE ANNUITY ACCOUNT G
           OF AETNA LIFE INSURANCE AND ANNUITY COMPANY
               (formerly CLIAC Separate Account A)


        151 Farmington Avenue, Hartford, Connecticut 06156
              (Address of Principal Business Office)

                          (800) 525-4255
              (Telephone Number including area code)

                      Susan E. Bryant, Esq.
                             Counsel
             Aetna Life Insurance and Annuity Company
        151 Farmington Avenue, Hartford, Connecticut 06156
             (Name and Address of Agent for Service)

     Registrant  is filing a  Registration Statement  pursuant to
Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:
                         YES [ ]  NO [X]

Effective as of October 2, 1995 ("Effective Date") Variable Annuity Account G of Aetna Life Insurance and Annuity Company, a separate account established under the insurance laws of the State of Connecticut ("Variable Annuity Account G"), will succeed to all of the assets, rights, obligations and liabilities of CLIAC Separate Account A. Variable Annuity Account G hereby expressly adopts the Notification of Registration of CLIAC Separate Account A, as of the Effective Date, as its own for all purposes of the Investment Company Act of 1940.
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                            SIGNATURES


     Pursuant to the requirements of the Investment Company Act of 1940, the sponsor of the registrant has caused this Amendment No. 1 to its notification of registration to be duly signed on behalf of the registrant in the City of Hartford and State of Connecticut on the 22 day of September, 1995.



                              VARIABLE ANNUITY ACCOUNT G


                              By:  Aetna Life Insurance
                                   and Annuity Company




Attest:  /s/Bonita C. McCoy        By:  /s/ Susan Schechter
                                   Susan E. Schechter
                                   Corporate Secretary






























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